Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Response to Post Qualification Amendment No. 2 on Form 1-A

Filed March 27,2023

File No. 024-11949

To whom it may concern,

Mass Megawatts has filed an amended Form 1-A and responses are shown in this letter to the comments of your letter sent on March 28, 2023.

1) In our response to your comment number one regarding the updating the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the offering circular to provide a discussion of the results of operations for the interim period ended January 31, 2023, we have added information from the interim period ended January 31, 2023.

2) In our response to your comment number two regarding a new consent of the auditor in Exhibit 2.6 to correctly state the date of the audit report relating to the financial statements of Mass Megawatts Wind Power, Inc. for the year ended April 30, 2021, we notified the auditor of the mistake and the auditor realized that the correct date of the audit report is April 5, 2022 and it is related to the filing of the Form 10-12G on the following morning of April 6, 2022. The Exhibit 2.6 related to the “Consent of the Auditor” was replaced with a corrected “Consent of the Auditor.”

Sincerely,

/S/ Jonathan Ricker

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.